December 9, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (212) 894-8710

Gerardo de Nicholas Gutierrez
Chief Executive Officer
Homex Development Corp.
c/o CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011


Re: 	Homex Development Corp.
	Amendment No. 1 to Registration Statement on Form F-4
Filed November 25, 2005
	File No. 333-129100


Dear Mr. Gutierrez:

      We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note the letter stating your reliance on the position taken by the staff in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent no-action letters submitted as Exhibit A to your November
23, 2005 correspondence in response to comment 3 of our letter dated
October 18, 2005. Please submit a revised letter containing the representations contained in Shearman & Sterling (July 2, 1993) relating to broker-dealer participation in the exchange offer.

Prospectus Summary, page 1

2. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the effectiveness of this registration statement, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors. Please note that guarantors added following effectiveness of this Form S-4 will require a new registration statement to be filed to register the additional guarantees.

Risk Factors, page 19
Risk Factors Related to the Notes and the Exchange Offer, page 26
If we default on our obligations to pay our indebtedness . . ., page
27

3. We note your response to comment 11 of our October 18, 2005 letter. Please revise your disclosure to more clearly discuss the applicability of cross-default and acceleration provisions of the Indenture under which the exchange notes are to be issued, as well as how invocation of these procedures could result in your bankruptcy or liquidation. Please also revise your discussion of the waiver provisions of your unsecured credit facility to more thoroughly discuss the effect that a default of this or any other indebtedness would have for the holders of the new notes.

Exhibits
Exhibit 99.1, Letter of Transmittal

4. We note your response to comment 38 of our October 18, 2005 letter, as well as retention of language on page 4 that cross references a discussion in the prospectus and states that a tendering investor "recognizes that as a result of these conditions . . .
Homex
may not be required to exchange any of the Old Notes tendered hereby
and, in such event, the Old Notes not exchanged will be returned .
..
.. ." This statement may imply that the note holder has read the discussion of the conditions in the prospectus. Please revise the letter of transmittal to refrain from imposing such affirmative representations on tendering note holders.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or Nathan Cheney, Senior Staff Accountant, at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Michael L. Fitzgerald, Esq. (via facsimile 212/530-5219)
      Milbank, Tweed, Hadley & McCloy LLP
      One Chase Manhattan Plaza
      New York, NY 10005
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Gerardo de Nicholas Gutierrez
Homex Development Corp.
December 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE